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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              DIGITAL ISLAND, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                  25385N 10 1
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                                 (CUSIP NUMBER)


                               DECEMBER 28, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  25385N 10 1                    13G

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brentwood Associates VIII, L.P.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                               5     SOLE VOTING POWER

          NUMBER OF                   3,754,075 shares of common stock(1)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                      N/A
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   3,754,075 shares of common stock(1)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                      N/A

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,754,075 shares of common stock(1)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2% of shares of outstanding common stock
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------



----------------------

(1) Brentwood Associates VIII, L.P. holds directly 3,754,075 shares of the common stock of the Issuer, including 375,408 shares held in escrow by the Issuer to secure the Reporting Person's indemnification obligations under a merger agreement dated October 24, 1999 between Issuer and Sandpiper Networks, Inc. ("Sandpiper"). The Reporting Person will not have voting or dispositive control over the shares until such shares are released from escrow. Brentwood VIII Ventures LLC is the general partner of Brentwood Associates VIII, L.P.


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CUSIP No.  25385N 10 1                    13G

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brentwood VIII Ventures LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                   3,754,075 shares of common stock(2)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                      N/A
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   3,754,075 shares of common stock(2)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                      N/A

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,754,075 shares of common stock(2)

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2% of shares of outstanding common stock
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------



----------------------

(2) Brentwood VIII Ventures LLC is the general partner of Brentwood Associates VIII, L.P., which holds directly 3,754,075 shares of the common stock of the Issuer (see note 1 above).


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ITEM 1(a)         NAME OF ISSUER:

                  Digital Island, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  45 Fremont Street, Suite 1200, San Francisco, CA 94105

ITEM 2(a)         NAME OF PERSONS FILING:

                  Brentwood Associates VIII, L.P.
                  Brentwood VIII Ventures LLC

                  The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 8, 2000 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c)         CITIZENSHIP:

                  Delaware

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  25385N 10 1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  N/A

ITEM 4            OWNERSHIP:

                  (a) Amount Beneficially Owned:

                      Brentwood Associates VIII, L.P.: 3,754,075 (see cover page)
                      Brentwood VIII Ventures LLC: 3,754,075 (see cover page)

                  (b) Percent of Class:

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                      Brentwood Associates VIII, L.P.: 6.2% (see cover page)
                      Brentwood VIII Ventures LLC: 6.2% (see cover page)

                  (c) Number of Shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:

                            Brentwood Associates VIII, L.P.: 3,754,075 (see cover page)
                            Brentwood VIII Ventures LLC: 3,754,075 (see cover page)

                      (ii)  shared power to vote or direct the vote: N/A

                      (iii) sole power to dispose or to direct the disposition
                            of:

                            Brentwood Associates VIII, L.P.: 3,754,075 (see cover page)
                            Brentwood VIII Ventures LLC: 3,754,075 (see cover page)

                      (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                      N/A

ITEM 6                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON:

                      The general partner of Brentwood Associates VIII, L.P. is Brentwood VIII Ventures LLC, a Delaware limited liability company, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates VIII, L.P.

                      Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and
                      Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood VIII Ventures LLC disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                      N/A

ITEM 8                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                      N/A

ITEM 9                NOTICE OF DISSOLUTION OF GROUP:

                      N/A

ITEM 10               CERTIFICATION:

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                      By signing below I certify that, to the best of my
                      knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 8, 2000

                        BRENTWOOD ASSOCIATES VIII, L.P.,
                        a Delaware limited partnership

                        By:  Brentwood VIII Ventures LLC,
                             a Delaware limited liability company
                             Its:  General Partner

                        By:  /s/ G. Bradford Jones
                             ------------------------------------
                             G. Bradford Jones
                             Managing Member

                        BRENTWOOD VIII VENTURES LLC,
                        a Delaware limited liability company

                        By: /s/ G. Bradford Jones
                            -------------------------------------
                            G. Bradford Jones
                            Managing Member

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